October 4, 2006
Ms. Tabatha Akins
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

Re:
Response of CepTor Corporation (the “Company”) to Comment Letter to Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 (“Form 10-KSB”) and Quarterly Report on Form 10-QSB for the quarter ended June 30, 2006 (File No. 001-32717)

Dear Ms. Akins:
We hereby submit a response to the letter of comment dated September 15, 2006 from the Division of Corporation Finance to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 and Quarterly Report on Form 10-QSB for the quarter ended June 30, 2006. Our responses are numbered to correspond to the Commission’s comments.
Form 10-KSB for the fiscal year ended December 31, 2005
Item 7. Financial Statements, page 33
Report of Independent Registered Public Accounting Firm, page F1
1.
As your auditor has relied on the report of another auditor, please provide us the signed report of the other auditor, as it should have been included in your filing. Please refer to Rule 2-05 of Regulation S-X.

We have attached the signed copy of the report of WithumSmith+Brown, P.C., the Company’s predecessor auditor for the period August 11, 1986 (date of inception) to December 31, 2003.

Notes to Financial Statements, page F-10
Note 6 — Merger with Medallion Crest Management, Inc. and Related...., page F-18
Adoption of Stock Plans, page F-18
2.
Please clarify for us how you accounted for the restricted common stock issued under the Founders’ Stock Plan and why that accounting was appropriate. In so doing, please also clarify for us, in disclosure-type format, why these shares were issued, as it is unclear how your disclosures here are consistent with your disclosure on page F-5 that the shares were issued pursuant to exercise of options granted pursuant to spinoff agreement.

We accounted for the option granted under the Founders’ Stock Plan at its intrinsic value pursuant to APB 25, the appropriate accounting guidance at the time.

The Company was acquired by Xechem International, Inc. (“Xechem”) effective January 27, 2004 for consideration valued at $4,760,000 (see Note 4 to the Company’s Form 10-KSB). For various reasons, the board of directors of Xechem decided to spinoff the Company pursuant to a Spinoff Agreement dated March 31, 2004 and amended July 23, 2004 and November 17, 2004 (see Note 5 to the Company’s Form 10-KSB). The Spinoff Agreement provided for the establishment of the Founders’ Plan whereby an option to acquire 43.75% of the common stock of the Company would be allocated to and held by the management of the Company and the remaining 56.25% would be retained by Xechem. Initially, this option was granted to the Company’s chief executive officer. The Company recorded the intrinsic value of the option at date of grant as a charge to earnings and a corresponding credit to additional paid-in capital in the amount of $2,082,500. The intrinsic value was determined as 43.75% of the consideration paid by Xechem in its initial acquisition of the Company (see Note 4 to the Company’s Form 10-KSB).

The spinoff was effective December 8, 2004 concurrent with the exercise of the options and the issuance of the restricted shares to management and the Company’s reverse merger transaction. Upon issuance of the shares of restricted common stock in December 2004, the Company recorded a charge to subscription receivable and a credit to common stock. Upon receipt of the exercise price, the Company charged cash and credited subscription receivable.

Form 10-QSB for the Quarterly period ended June 30, 2006
Part I — Item 1. Financial Statements (Unaudited), page 1
Notes to Condensed Financial Statements, page 6
Note 9 — Equity Transactions, page 17
Insufficient Authorized but Unissued Shares of Common Stock, page 17
3.
In light of these disclosures, please: (a) provide us the evaluation that you performed pursuant to paragraph 19 of EITF 00-19 demonstrating that you had sufficient authorized and unissued shares available and (b) explain why your classification of liabilities as long-term is appropriate as opposed to current in view of i) the potential default and ii) the timing of when you may have to settle your share contracts.

The Company notes the Staff’s comment with respect to the above mentioned disclosure. The Company would like to clarify for the Staff that such disclosure was intended to highlight a risk and not to indicate that an actual default had either occurred or was necessarily pending.

To clarify, the Company currently has 120 million shares of stock authorized of which 100 million are common stock and 20 million have been designated as preferred stock. At June 30, 2006, the Company had reserved for issuance pursuant to previously filed registration statements, 42,467,865 shares of common stock. The Company, pursuant to the terms of its 6% Convertible Note Offering, agreed to reserve an additional number of shares at June 30, 2006 equal to 110% of the shares issuable upon the conversion of the 6% Convertible Notes, including accrued interest. This required the Company to reserve an additional 12,631,667 shares of common stock. Accordingly, the Company reserved 55,099,532 shares of common stock from its 100 million authorized shares as of June 30, 2006. Subsequent to August 20, 2006, the Company agreed to reserve an additional number of shares equal to 175% of the shares issuable upon the conversion of its 6% Convertible Notes including accrued interest plus an additional number of shares equal to 100% of the shares issuable upon exercise of warrants issued under the 6% Convertible Note offering. In the aggregate, the August 20, 2006 requirement obligated the Company to reserve 90,188,698 shares of common stock, which included shares previously reserved plus the 6% Convertible Notes sold through that date, on the date the Company filed its Form 10-QSB for the quarter ended June 30, 2006.

The Company closely monitors its outstanding shares and shares potentially issuable under its common stock equivalents to assess the level of available shares. Based on the above, the Company was not in default under the terms of any of its note agreements as of June 30, 2006 or through the date in which it filed its form 10-QSB for the quarter ended June 30, 2006.

The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; do not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in its filings; and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any questions or comments concerning this response to the undersigned at (410) 527-9998 extension 22.
Sincerely,
Donald W. Fallon
SVP, Finance and Administration
Chief Financial Officer & Secretary

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